UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42456

INLIF LIMITED

No. 88, Hongsi Road
Yangxi New Area, Honglai Town
Nan’an City, Quanzhou
The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT

1-for-16 Share Consolidation and Press Release

As previously disclosed in the report on Form 6-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 12, 2026 by INLIF Ltd., an exempted company incorporated in the Cayman Islands (the “Company”), at the Company’s 2026 extraordinary general meeting (the “Meeting”) held on January 9, 2026, the Company’s shareholders approved the Company’s board of directors (the “Board”) to effectuate one or more share consolidations of the Company’s authorized and outstanding ordinary shares (including both Class A ordinary shares and Class B ordinary shares) within three (3) years from the date of the Meeting, at such consolidation ratio and effective time as the Board may determine in its sole discretion, conditional upon the determination of a consolidation ratio by the Board, provided always that the accumulated consolidation ratio for all such share consolidations shall not be less than 2:1 nor greater than 5,000:1. At the Meeting, shareholders of the Company also approved an amended and restated memorandum and articles of association in substitution for, and to the entire exclusion of, the Company’s then existing memorandum and articles of association, to reflect the relevant share consolidation upon its effectiveness.

On March 20, 2026, the Board approved, by unanimous written resolutions, a combination of all of the Company’s authorized and issued Class A ordinary shares and Class B ordinary shares at a ratio of one-for-sixteen (1-for-16) (the “Share Consolidation”).

The Share Consolidation became effective with The Nasdaq Stock Market LLC (“Nasdaq”) on April 6, 2026 at 09:30 a.m., Eastern Time.

At the effective time of the Share Consolidation, every sixteen (16) shares of the Company’s authorized and issued ordinary shares (including all Class A ordinary shares and Class B ordinary shares) will be combined into one (1) share of ordinary share in the respective share class. As a result of the Share Consolidation and as of the date of this report on Form 6-K (“Report”), the number of Class A ordinary shares issued and outstanding shares of the Company was reduced to 13,025,000 shares, and the number of Class B ordinary shares issued and outstanding shares of the Company was reduced to 781,250 shares.

The Company’s Class A ordinary shares began to trade on Nasdaq on a consolidation-adjusted basis when the market opened on April 6, 2026, and will continue to trade under the existing symbol “INLF.” The new CUSIP number for the Class A ordinary shares following the Share Consolidation is G4808M118.

As of the date of this Report, the Company is in the process of obtaining the filed copy of its Fifth Amended and Restated Memorandum and Articles of Association from the Registrar of Companies in the Cayman Islands, which shall reflect the Share Consolidation in accordance with requirements under Cayman Islands law.

On March 31, 2026, the Company published a press release entitled “INLIF LIMITED Announces 1-for-16 Share Combination as Part of Strategic Nasdaq Compliance Initiative”, a copy of which is attached hereto as Exhibit 99.1.

Incorporation By Reference

This Report shall be deemed to be incorporated by reference into: (i) the Company’s shelf registration statement on Form F-3, as amended (File No. 333-292580) (the “Registration Statement”), which Registration Statement was declared effective by the SEC on January 12, 2026; (iii) the Company’s registration statement on Form S-8 (File No. 333-289640), which was filed with the SEC on August 15, 2025 (collectively with the Registration Statement, and as amended from time to time, the “Registration Statements”), and into each prospectus or prospectus supplement outstanding under the Registration Statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release Dated March 31, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 7, 2026

INLIF LIMITED

By:	/s/ Rongjun Xu
Name:	Rongjun Xu
Title:	Chief Executive Officer

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